787 Seventh Avenue
New York, NY 10019-6099
Tel: 212 728 8000
Fax: 212 728 8111

September 11, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                             Aberdeen Funds

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Ladies and Gentlemen:

On behalf of Aberdeen Funds (the “Trust”), and pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), I hereby transmit for filing with the Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 66 to the Trust’s Registration Statement under the 1933 Act and Amendment No. 68 to the Trust’s Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).  It is proposed that the Amendment will become effective 75 days after filing pursuant to Rule 485(a)(2) under the 1933 Act on November 25, 2015.

The purpose of the Amendment is to add a new series to the Trust, Aberdeen Japanese Equities Fund (the “Fund”).

The investment objective of the Fund is to seek long-term total return.  To pursue this objective, under normal circumstances, the Fund will invest at least 80% of the value of its net assets, plus any borrowings for investment purposes, in equity securities issued by Japanese companies.

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NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT    BRUSSELS    MILAN    ROME

in alliance with Dickson Minto W.S., London and Edinburgh

Any questions or comments on the Amendment should be directed to the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:                                Lucia Sitar, Aberdeen Asset Management Inc.

Jennifer Rogers, Aberdeen Asset Management Inc.

Rose F. DiMartino, Willkie Farr & Gallagher LLP